

November 23, 2010

René Beukema
General Counsel and Corporate Secretary
Crucell N.V.
Archimedesweg 4-6
2333 CN, Leiden, The Netherlands

Re: Crucell N.V.
Schedule 14D-9
Filed November 12, 2010
File No.: 5-51066

Dear Mr. Beukema:

The Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Shareholders' Circular

Letter to Shareholders, page 5

1. The Letter to Shareholders states that the "works council of Crucell Holland" has "rendered positive advice" with respect to the offer. In Section 14 of the Shareholders' Circular, you further elaborate on the views of and analyses of the work council with respect to the proposed transaction. In the Shareholders' Circular, explain what the works council is, including who its members are and what its role with the company is, and how it has communicated its support for

the transaction (other than in the Circular). Depending on the answers to these questions, address in your response letter whether the works council should be a Schedule 14D-9 filer. See Rule 14d-9(b) and (e).

Introduction, page 6

2. In the last bullet point on page 6, you indicate that the initial extraordinary general meeting is being held in part to "honour the request of certain Shareholders to provide their preliminary views on the Offer…" See our comment above with respect to Rule 14d-9(b) and (e). In your response letter, identify the shareholders and explain the circumstances by which they will participate in the meeting. That is, will you provide a platform by which they can address the merits of the offer, or will they simply be speaking "ad hoc" from the floor of the meeting or otherwise? Have you been provided with details of what the shareholders intend to say? Will they present any materials in support of their positions? Please advise. We may have additional comments.

Rationale of the Transaction, page 8

3. Provide a general timeline for when Crucell considered the alternatives outlined in this section. For example, when was it in discussions with Wyeth to explore the possibility of a merger or collaborative arrangement?

Background to the Offer, page 10

4. Your discussion of strategic alternatives considered by the company in March 2010 includes disclosure about whether "Crucell should pursue an acquisition of certain target companies." Expand to identify the targets considered and why these potential transactions were abandoned in favor of the acquisition of Crucell by Johnson & Johnson. In particular, explain why the Supervisory Board went from considering an acquisition by Crucell to advocating an acquisition of Crucell by another entity.

5. See our last comment above. Tell us why, once the Board chose to engage in discussions concerning the sale of the company, you elected not to solicit other potential acquirers.

Prospective Financial Information, page 24

6. Briefly summarize the assumptions and limitations underlying the projected financial information included here.

Opinions of Barclays and Lazard B.V.

7. Both fairness opinions limit the usage of the opinions without prior authorization or except pursuant to the terms of the (undisclosed) engagement letters. Please revise the opinions or include disclosure in the body of the Circular to the effect that the use of the opinions in connection with this disclosure document is permitted pursuant to their respective terms.

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As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Crucell is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- Crucell may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile at 212-225-3999):   Daniel Sternberg, Esq.
                                      Cleary Gottlieb Steen & Hamilton